Simpson Thacher & Bartlett
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD, CENTRAL HONG KONG

TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

September 26, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cara Lubit
Mr. Robert Klein

Re:	Qudian Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 29, 2022
File No. 001-38230

Ladies and Gentlemen:

On behalf of our client, Qudian Inc. (the “Company”), we are submitting this letter in response to your correspondence dated August 18, 2022 (the “August 18 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 29, 2022.

In the August 18 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until September 30, 2022 and expects to respond no later than that date.

*        *        *

MICHAEL J.C.M. CEULEN  MARJORY J. DING  DANIEL FERTIG  ADAM C. FURBER  YI GAO  MAKIKO HARUNARI  IAN C. HO  JONATHAN HWANG  ANTHONY D. KING  JIN HYUK PARK  CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK  BEIJING  BRUSSELS  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO  TOKYO  WASHINGTON, D.C.

September 26, 2022	-2-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Qudian Inc.

Yan Gao, Vice President of Finance

Ernst & Young Hua Ming LLP

Frank Zhou

Michael Yu